                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                   FORM U-9C-3

                                QUARTERLY REPORT


                      FOR THE QUARTER ENDED MARCH 31, 2000

   Filed Pursuant to Rule 58 of the Public Utility Holding Company Act of 1935












                              COLUMBIA ENERGY GROUP

                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                                    CONTENTS

                                                                            Page
                                                                            ----
ITEM 1 - Organization Chart                                                   2

ITEM 2 - Issuances and Renewals of Securities and Capital Contributions       3

ITEM 3 - Associate Transactions                                               4

ITEM 4 - Summary of Aggregate Investment                                      4

ITEM 5 - Other Investments                                                    5

ITEM 6 - Financial Statements and Exhibits                                    5

SIGNATURE                                                                     5

EXHIBIT A                                                                     6

ITEM 1 - ORGANIZATION CHART

    Name             Energy or                                                    Percentage
of Reporting        gas-related           Date of              State of            of Voting           Nature of
  Company             Company          Organization          Organization       Securities Held         Business
------------        -----------        ------------          ------------       ---------------        ---------
Columbia            Gas-related        January 7, 1998          Delaware               100%            (Non-FERC
Deep Water                                                                                             jurisdictional)
Services                                                                                               gas pipeline
Company                                                                                                development
(Deep Water)

Columbia            Energy-related     November 6, 1998         Delaware               100%            Electric
Electric Liberty                                                                                       Generation
Corp. (CELC)*

Columbia            Energy-related     November 6, 1998         Delaware               100%            Electric
Electric Limited                                                                                       Generation
Holdings Corp.
(CELHC)**

Columbia            Energy-related     October 28, 1998         Delaware               100%            Retail
Energy                                                                                                 Energy
Retail Corp.                                                                                           Marketing
(CERC)

Columbia            Gas-related        October 30, 1998         Delaware               100%            Holding
Pipeline                                                                                               Company
Corp. (CPC)                                                                                            for (non-FERC
                                                                                                       jurisdictional)
                                                                                                       gas pipeline
                                                                                                       companies

Columbia            Energy-related     August 11, 1999          Delaware               100%            Co-generation
Capacity, L.L.C.                                                                                       Power Plant
(Columbia
Capacity)

Columbia            Energy-related     November 11, 1999        Delaware               100%            Co-generation
Electric                                                                                               Power Plant
Kelson
Corp. (CEKC)

*   Formerly TriStar Ventures Corporation 10 (TVC-10)
**  Formerly TriStar Ventures Corporation 9 (TVC-9)

    Name             Energy or                                                    Percentage
of Reporting        gas-related           Date of              State of            of Voting           Nature of
  Company             Company          Organization          Organization       Securities Held         Business
------------        -----------        ------------          ------------       ---------------        ---------
Columbia            Energy-related     November 29, 1999       Delaware               100%             Co-generation
Electric                                                                                               Power Plant
Pedrick
Limited II
Corp. (CEPL)

Columbia            Energy-related     December 23, 1999       Delaware               100%             Co-generation
Electric                                                                                               Power Plant
Liberty
Member
Corp. (CELM)

On January 19, 2000, Columbia Electric Corporation (CE) made an equity contribution of $4,355,000 in the form of cash to Columbia Capacity.

On February 17, 2000, CE made an equity contribution of $4,400,000 in the form of cash to Columbia Capacity.

On March 20, 2000, CE made an equity contribution of $4,351,667 in the form of cash to Columbia Capacity.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

SECURITIES:

 Company      Type of       Principal                               Person to      Collateral   Consideration
 Issuing     Security       Amount of    Issue or     Cost of     Whom Security    Given with   Received for
Security      Issued        Security     Renewal      Capital       was Issued      Security    Each Security
--------     --------       ---------    --------     -------     -------------    ----------   -------------

Confidential treatment requested.

CAPITAL CONTRIBUTIONS:

  Company                         Company                              Amount
Contributing                     Receiving                               of
  Capital                         Capital                         Capital Contribution
------------                     ---------                        --------------------

Confidential treatment requested.

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I -- Transactions performed by reporting companies on behalf of associate companies

 Reporting             Associate
 Company               Company             Types of          Direct        Indirect                         Total
 Rendering             Receiving           Services          Costs           Costs             Cost         Amount
 Services              Services            Rendered         Charged         Charged         of Capital      Billed
------------          -------------        --------         -------        --------         -----------     ------

Confidential treatment requested.

Part II -- Transactions performed by associate companies on behalf of reporting companies

 Associate             Reporting
 Company               Company             Types of          Direct        Indirect                         Total
 Rendering             Receiving           Services          Costs           Costs             Cost         Amount
 Services              Services            Rendered         Charged         Charged         of Capital      Billed
------------          -------------        --------         -------        --------         -----------     ------

Confidential treatment requested.


ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
(dollars in thousands)

   Total consolidated capitalization as of March 31, 2000                        $3,797,500              Line 1

   Total capitalization multiplied by 15%
   (line 1 multiplied by 0.15)                                                   $569,625                Line 2

   Greater of $50 million or line 2                                              $569,625                Line 3

   Total current aggregate investment:
   (categorized by major line of energy-related business)
      Energy-related business                                                       *
   Total current aggregate investment                                               *                    Line 4

   Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system

   (line 3 less line 4)                                                             *                    Line 5

Investments in gas-related companies                                                *

* Confidential treatment requested.

ITEM 5 - OTHER INVESTMENTS

     Major Line                   Other                      Other
 of Energy-Related           Investment in last          Investment in this          Reason for difference in
      Business                 U-9C-3 Report               U-9C-3 Report                  Other Investment
------------------           ------------------          ------------------          ------------------------


Confidential treatment requested.


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

List all financial statements and exhibits filed as a part of this report.

Confidential treatment requested.


Exhibits:

    1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

         NOT APPLICABLE


    2. Certificate stating that a copy of the reports for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

         EXHIBIT A

                                    SIGNATURE

             Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                  Columbia Energy Group
                                            ------------------------------------
                                                     (Registrant)


 Date:     May 26, 2000                     By:         /s/ M. W. O'Donnell
                                               ---------------------------------
                                                        M. W. O'Donnell
                                                    Senior Vice President &
                                                    Chief Financial Officer

Exhibit A

CERTIFICATE

         Columbia Energy Group's Quarterly Report on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended December 31, 1999 was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies.

         The names and addresses of each such state utility commission is:

Commonwealth of Kentucky Public Service Commission
730 Schenkel Lane
Frankfort, KY 40602

Public Service Commission of Maryland
6 St. Paul Centre
Baltimore, MD 21202

Public Utilities Commission of Ohio
180 East Broad Street
Columbus, OH 43215

Pennsylvania Public Utility Commission
901 North 7th Street Rear
Harrisburg, PA 17105-3265

Virginia State Corporation Commission
1300 East Main Street
Richmond, VA 23219